UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rayonier Advanced Materials, Inc.

File No. 001-36285 - CF#33622

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Rayonier Advanced Materials, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-12B filed on January 29, 2014, as amended. Rayonier Advanced Materials, Inc. also requested confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 17, 2016.

Based on representations by Rayonier Advanced Materials, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11	10-12B	January 29, 2014	through December 31, 2018
10.12	10-12B	January 29, 2014	through December 31, 2018
10.1	8-K	March 17, 2016	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary